MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2004 AND 2003
                              (Thousands of Pesos)
                                 Final Printing

REF                                                                    QUARTER OF PRESENT                  QUARTER OF PREVIOUS
S                            CONCEPTS                                         Amount    %                         Amount     %
-------------------------------------------------------------------------------------------------------------------------------
 1        TOTAL ASSETS                                                    20,741,424  100                     16,501,594   100
 2        CURRENT ASSETS                                                   9,582,150   46                      8,373,511    51
 3        CASH AND SHORT-TERM INVESTMENTS                                  3,539,707   17                      3,888,401    24
 4        ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                          3,205,963   15                      2,209,812    13
 5        OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                          1,274,471    6                        644,685     4
 6        INVENTORIES                                                      1,310,400    6                      1,433,206     9
 7        OTHER CURRENT ASSETS                                               251,609    1                        197,407     1
 8        LONG-TERM                                                        8,555,742   41                      5,431,593    33
 9        ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                          4,388,662   21                      1,128,474     7
10        INVESTMENT IN SHARES OF SUBSIDIARIES
          AND NON-CONSOLIDATED ASSOCIATED                                  1,011,181    5                        804,779     5
11        OTHER INVESTMENTS                                                3,155,899   15                      3,498,340    21
12        PROPERTY, PLANT AND EQUIPMENT                                    1,187,461    6                      1,367,633     8
13        PROPERTY                                                           638,136    3                        935,721     6
14        MACHINERY AND INDUSTRIAL EQUIPMENT (NET)                         2,014,233   10                      2,113,584    13
15        OTHER EQUIPMENT                                                    402,468    2                        512,226     3
16         ACCUMULATED DEPRECIATION                                        1,867,376    9                      2,231,761    14
17        CONSTRUCTION IN PROGRESS                                                 0    0                         37,863     0
18        DEFERRED ASSETS (NET)                                            1,416,071    7                      1,328,857     8
19        OTHER ASSETS                                                             0    0                              0     0

20        TOTAL LIABILITIES                                               14,712,070  100                     10,976,494   100
21        CURRENT LIABILITIES                                              7,796,005   53                      7,266,579    66
22        SUPPLIERS                                                        1,716,402   12                      1,193,303    11
23        BANK LOANS                                                       1,586,103   11                      1,005,746     9
24        STOCK MARKET LOANS                                                  15,312    0                      1,147,105    10
25        TAXES TO BE PAID                                                   178,950    1                        157,646     1
26        OTHER CURRENT LIABILITIES                                        4,299,238   29                      3,762,779    34
27        LONG-TERM LIABILITIES                                            6,624,185   45                      3,477,680    32
28        BANK LOANS                                                       3,699,906   25                      3,148,785    29
29        STOCK MARKET LOANS                                               2,759,203   19                        184,868     2
30        OTHER LOANS                                                        165,076    1                        144,027     1
31        DEFERRED LOANS                                                      12,749    0                         13,214     0
32        OTHER LIABILITIES                                                  279,131    2                        219,021     2

33        CONSOLIDATED STOCK HOLDERS' EQUITY                               6,029,354  100                      5,525,100   100
34        MINORITY INTEREST                                                  496,429    8                        436,355     8
35        MAJORITY INTEREST                                                5,532,925   92                      5,088,745    92
36        CONTRIBUTED CAPITAL                                              9,047,015  150                      8,541,282   155
37        PAID-IN CAPITAL STOCK (NOMINAL)                                  3,173,580   53                      2,808,250    51
38        RESTATEMENT OF PAID-IN CAPITAL STOCK                             1,097,399   18                      1,023,713    19
39        PREMIUM ON SALES OF SHARES                                       4,776,036   79                      4,709,319    85
40         CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                              0    0                              0     0
41        CAPITAL INCREASE (DECREASE)                                     -3,514,090  -58                     -3,452,537   -62
42        RETAINED EARNINGS AND CAPITAL RESERVE                           -4,636,844  -77                     -3,481,354   -63
43        REPURCHASE FUND OF SHARES                                        1,433,229   24                      1,433,229    26
44         EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
          HOLDERS' EQUITY                                                   -403,191   -7                       -296,057    -5
45        NET INCOME FOR THE YEAR                                             92,716    2                     -1,108,355   -20

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

  REF                                                                   QUARTER OF PRESENT                  QUARTER OF PREVIOUS
                                                                          FINANCIAL YEAR                        FINANCIAL YEAR
S                            CONCEPTS                                       Amount      %                       Amount        %
--------------------------------------------------------------------------------------------------------------------------------
 3        CASH AND SHORT-TERM INVESTMENTS ............................     3,539,707  100                      3,888,401   100
46        CASH .......................................................     1,228,519   35                        487,939    13
47        SHORT-TERM INVESTMENTS .....................................     2,311,188   65                      3,400,462    87

18        DEFERRED ASSETS (NET) ......................................     1,416,071  100                      1,328,857   100
48        AMORTIZED OR REDEEMED EXPENSES .............................       647,729   46                        345,901    26
49        GOODWILL ...................................................             0    0                              0     0
50        DEFERRED TAXES .............................................       768,342   54                        982,956    74
51        OTHERS .....................................................             0    0                              0     0

21        CURRENT LIABILITIES ........................................     7,796,005  100                      7,266,579   100
52        FOREING CURRENCY LIABILITIES ...............................     4,650,254   60                      4,283,175    59
53        MEXICAN PESOS LIABILITIES ..................................     3,145,751   40                      2,983,404    41

24        STOCK MARKET LOANS .........................................        15,312  100                      1,147,105   100
54        COMMERCIAL PAPER ...........................................             0    0                         16,280     1
55        CURRENT MATURITIES OF MEDIUM TERM NOTES ....................             0    0                              0     0
56        CURRENT MATURITIES OF BONDS ................................        15,312  100                      1,130,825    99

26        OTHER CURRENT LIABILITIES ..................................     4,299,238  100                      3,762,779   100
57        OTHER CURRENT LIABILITIES WITH COST ........................        26,871    1                         89,790     2
58        OTHER CURRENT LIABILITIES WITHOUT COST .....................     4,272,367   99                      3,672,989    98

27        LONG-TERM LIABILITIES ......................................     6,624,185  100                      3,477,680   100
59        FOREING CURRENCY LIABILITIES ...............................     5,606,919   85                      2,044,685    59
60        MEXICAN PESOS LIABILITIES ..................................     1,017,266   15                      1,432,995    41

29        STOCK MARKET LOANS .........................................     2,759,203  100                        184,868   100
61        BONDS ......................................................             0    0                              0     0
62        MEDIUM TERM NOTES ..........................................     2,759,203  100                        184,868   100

30        OTHER LOANS ................................................       165,076  100                        144,027   100
63        OTHER LOANS WITH COST ......................................       165,076  100                        144,027   100
64        OTHER LOANS WITHOUT COST ...................................             0    0                              0     0

31        DEFERRED LOANS .............................................        12,749  100                         13,214   100
65        NEGATIVE GOODWILL ..........................................             0    0                              0     0
66        DEFERRED TAXES .............................................             0    0                              0     0
67        OTHERS .....................................................        12,749  100                         13,214   100

32        OTHER LIABILITIES ..........................................       279,131  100                        219,021   100
68        RESERVES ...................................................       279,131  100                        219,021   100
69        OTHERS LIABILITIES .........................................             0    0                              0     0

44        EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK .................      -403,191  100                       -296,057   100
            HOLDERS EQUITY
70        ACCUMULATED INCOME DUE TO MONETARY POSITION ................             0    0                              0     0
71        INCOME FROM NON-MONETARY POSITION ASSETS ...................      -403,191  100                       -296,057   100

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                        CONCEPTS                       QUARTER OF PRESENET                  QUARTER OF PREVIOUS
                                                            FINANCIAL YEAR                       FINANCIAL YEAR
S                                                                    Amount                              Amount
------------------------------------------------------------------------------------------------------------------------
72        WORKING CAPITAL ............................................     1,786,145                           1,106,932
73        PENSIONS FUND AND SENIORITY PREMIUMS .......................         5,242                               5,500
74        EXECUTIVES (*) .............................................            15                                  35
75        EMPLOYERS (*) ..............................................         2,936                               2,910
76        WORKERS (*) ................................................         6,899                               6,259
77        CIRCULATION SHARES (*) ..................................... 1,865,054,114                       1,682,389,166
78        REPURCHASED SHARES (*) .....................................             0                                   0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
                              (Thousands of Pesos)

REF                                                                    QUARTER OF PRESENT                  QUARTER OF PREVIOUS
R                                                                         FINANCIAL YEAR                       FINANCIAL YEAR
                               CONCEPTS                                       Amount    %                         Amount      %
-------------------------------------------------------------------------------------------------------------------------------
 1        NET SALES ..................................................    13,098,425  100                      9,902,664   100
 2        COST OF SALES ..............................................    11,453,390   87                      8,912,230    90
 3        GROSS INCOME ...............................................     1,645,035   13                        990,434    10
 4        OPERATING ..................................................     1,122,849    9                        947,792    10
 5        OPERATING INCOME ...........................................       522,186    4                         42,642     0
 6        TOTAL FINANCING COST .......................................       -12,443    0                        385,084     4
 7        INCOME AFTER FINANCING COST ................................       534,629    4                       -342,442    -3
 8        OTHER FINANCIAL OPERATIONS .................................        15,846    0                        284,665     3
 9        INCOME BEFORE TAXES AND WORKERS' PROFIT
          SHARING ....................................................       518,783    4                       -627,107    -6
10        RESERVE FOR TAXES AND WORKERS' PROFIT
          SHARING ....................................................       537,811    4                        346,986     4
11        NET INCOME AFTER TAXES AND WORKERS' PROFIT
          SHARING ....................................................       -19,028    0                       -974,093   -10
12        SHARE IN NET INCOME OF SUBSIDIARIES AND
          NON-CONSOLIDATED ASSOCIATES ................................       174,809    1                       -173,053    -2
13        CONSOLIDATED NET INCOME OF CONTINUOUS ......................       155,781    1                     -1,147,146   -12

14        INCOME OF DISCONTINUOUS OPERATIONS .........................             0    0                              0     0
15        CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS ........................................       155,781    1                     -1,147,146   -12
16        EXTRAORDINARY ITEMS NET EXPENSES (INCOME) ..................             0    0                              0     0
17        NET EFFECT AT THE BEGINNING OF THE YEAR BY
          CHANGES IN ACCOUNTING PRINCIPLES ...........................             0    0                              0     0
18        NET CONSOLIDATED INCOME ....................................       155,781    1                     -1,147,146   -12
19        NET INCOME OF MINORITY INTEREST ............................        63,065    0                        -38,791     0
20        NET INCOME OF MAJORITY INTEREST ............................        92,716    1                     -1,108,355   -11

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

REF                                                                     QUARTER OF PRESENT                    QUARTER OF PREVIOUS
R                                                                          FINANCIAL YEAR                         FINANCIAL YEAR
                          CONCEPTS                                            Amount     %                        Amount        %
--------------------------------------------------------------------------------------------------------------------------------

 1        NET SALES ..................................................    13,098,425    100                      9,902,664   100
21        DOMESTIC ...................................................    10,405,376     79                      7,111,835    72
22        FOREIGN ....................................................     2,693,049     21                      2,790,829    28
23        TRANSLATED INTO DOLLARS (***) ..............................       241,865      2                        248,737     3

 6        TOTAL FINANCING COST .......................................       -12,443    100                        385,084   100
24        INTEREST PAID ..............................................       290,681  -2336                        526,207   137
25        EXCHANGE LOSSES ............................................     1,059,576  -8515                        949,620   247
26        INTEREST EARNED ............................................       243,794  -1959                        143,893    37
27        EXCHANGE PROFITS ...........................................     1,087,936  -8743                        883,683   229
28        GAIN DUE TO MONETARY POSITION ..............................       -59,992    482                        -89,763   -23
42        LOST IN RESTATEMENT OF UDIS ................................        29,022   -233                         26,946     7
43        GAIN IN RESTATEMENT OF UDIS ................................             0      0                            350     0

 8        OTHER FINANCIAL OPERATIONS .................................        15,846    100                        284,665   100
29        OTHER NET EXPENSES (INCOME) NET ............................        15,846    100                        284,665   100
30        (PROFIT) LOSS ON SALE OF OWN SHARES ........................             0      0                              0     0
31        (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS ............             0      0                              0     0

10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ..............       537,811    100                        346,986   100
32        INCOME TAX .................................................        93,346     17                         12,811     4
33        DEFERED INCOME TAX .........................................       416,611     77                        330,870    95
34        WORKERS' PROFIT SHARING ....................................        59,695     11                         -3,472    -1
35        DEFERED WORKERS' PROFIT SHARING ............................       -31,841     -6                          6,777     2

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

REF                                                               QUARTER OF PRESENT                 QUARTER OF PREVIOUS
R                                                                    FINANCIAL YEAR                      FINANCIAL YEAR
                    CONCEPTS                                                 Amount                              Amount
--------------------------------------------------------------------------------------------------------------------------
36        TOTAL SALES                                                     13,121,125                           9,904,139
37        NET INCOME OF THE YEAR                                            -825,060                            -219,264
38        NET SALES (**)                                                  13,098,425                           9,902,664
39        OPERATION INCOME (**)                                              522,186                              42,642
40        NET INCOME OF MAYORITY INTEREST(**)                                 92,716                          -1,108,355
41        NET CONSOLIDATED INCOME (**)                                       155,781                          -1,147,146

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
               FROM APRIL THE 1st TO DECEMBER 31 OF 2004 AND 2003
                              (Thousands of Pesos)
                                 Final Printing

REF                                                                   QUARTER OF PRESENT                   QUARTER OF PREVIOUS
RT                                                                      FINANCIAL YEAR                        FINANCIAL YEAR
                              CONCEPTS                                        Amount    %                         Amount      %
--------------------------------------------------------------------------------------------------------------------------------
 1        NET SALES ..................................................     4,019,342  100                      2,902,948   100
 2        COST OF SALES ..............................................     3,486,692   87                      2,545,876    88
 3        GROSS INCOME ...............................................       532,650   13                        357,072    12
 4        OPERATING ..................................................       306,424    8                        269,025     9
 5        OPERATING INCOME ...........................................       226,226    6                         88,047     3
 6        TOTAL FINANCING COST .......................................      -101,651   -3                         59,277     2
 7        INCOME AFTER FINANCING COST ................................       327,877    8                         28,770     1
 8        OTHER FINANCIAL OPERATIONS .................................       -51,111   -1                        172,436     6
 9        INCOME BEFORE TAXES AND WORKERS' PROFIT
          SHARING ....................................................       378,988    9                       -143,666    -5
10        RESERVE FOR TAXES AND WORKERS' PROFIT
          SHARING ....................................................       234,568    6                          4,527     0
11        NET INCOME AFTER TAXES AND WORKERS' PROFIT
          SHARING ....................................................       144,420    4                       -148,193    -5
12        SHARE IN NET INCOME OF SUBSIDIARIES AND
          NON-CONSOLIDATED ASSOCIATES ................................       160,871    4                         -4,777     0
13        CONSOLIDATED NET INCOME OF CONTINUOUS ......................       305,291    8                       -152,970    -5

14        INCOME OF DISCONTINUOUS OPERATIONS .........................             0    0                              0     0
15        CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS ........................................       305,291    8                       -152,970    -5
16        EXTRAORDINARY ITEMS NET EXPENSES (INCOME) ..................             0    0                              0     0
17        NET EFFECT AT THE BEGINNING OF THE YEAR BY
          CHANGES IN ACCOUNTING PRINCIPLES ...........................             0    0                              0     0
18        NET CONSOLIDATED INCOME ....................................       305,291    8                       -152,970    -5
19        NET INCOME OF MINORITY INTEREST ............................        48,764    1                        -20,397    -1
20        NET INCOME OF MAJORITY INTEREST ............................       256,527    6                       -132,573    -5

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                                                                   QUARTER OF PRESENT                    QUARTER OF PREVIOUS
RT                                                                       FINANCIAL YEAR                         FINANCIAL YEAR
                         CONCEPTS                                             Amount    %                         Amount      %
..-------------------------------------------------------------------------------------------------------------------------------
 1        NET SALES ..................................................     4,019,342   100                     2,902,948   100
21        DOMESTIC ...................................................     3,187,583    79                     2,082,075    72
22        FOREIGN ....................................................       831,759    21                       820,873    28
23        TRANSLATED INTO DOLLARS (***) ..............................        78,048     2                        69,324     2

 6        TOTAL FINANCING COST .......................................      -101,651   100                        59,277   100
24        INTEREST PAID ..............................................        69,951   -69                       133,525   225
25        EXCHANGE LOSSES ............................................       485,714  -478                       137,547   232
26        INTEREST EARNED ............................................       116,547  -115                        42,936    72
27        EXCHANGE PROFITS ...........................................       493,701  -486                       135,503   229
28        GAIN DUE TO MONETARY POSITION ..............................       -55,795    55                       -41,137   -69
42        LOST IN RESTATEMENT OF UDIS ................................         8,727    -9                         7,775    13
43        GAIN IN RESTATEMENT OF UDIS ................................             0     0                            -6     0

 8        OTHER FINANCIAL OPERATIONS .................................       -51,111   100                       172,436   100
29        OTHER NET EXPENSES (INCOME) NET ............................       -51,111   100                       172,436   100
30        (PROFIT) LOSS ON SALE OF OWN SHARES ........................             0     0                             0     0
31        (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS ............             0     0                             0     0

10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ..............       234,568   100                         4,527   100
32        INCOME TAX .................................................        55,635    24                        11,382   251
33        DEFERED INCOME TAX .........................................       162,293    69                        -9,149  -202
34        WORKERS' PROFIT SHARING ....................................        48,177    21                           904    20
35        DEFERED WORKERS' PROFIT SHARING ............................       -31,537   -13                         1,390    31

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF                                                   QUARTER OF PRESENT   QUARTER OF PREVIOUS
P                     CONCEPTS                         FINANCIAL YEAR        FINANCIAL YEAR
------------------------------------------------------------------------------------------------------------------------------
     YIELD:
 1   NET INCOME TO NET SALES .........................        1.19%           -11.58%
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        1.68%           -21.78%
 3   NET INCOME TO TOTAL ASSETS (**) .................        0.75%            -6.95%
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......       -0.33%             0.00%
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...       38.51%            -7.82%

     ACTIVITY:
 6   NET SALES TO NET ASSETS (**) ....................        0.63 times        0.60 times
 7   NET SALES TO FIXED ASSETS (**) ..................       11.03 times        7.24 times
 8   INVENTORIES ROTATION (**) .......................        8.74 times        6.22 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............       77    days        70    days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        3.52%             9.20%

     LEVERAGE:
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       70.93%            66.52%
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        2.44 times        1.99 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       69.72%            57.65%
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      557.84%           254.28%
15   OPERATING INCOME TO INTEREST PAID ...............        1.80 times        0.08 times
16   NET SALES TO TOTAL LIABILITIES (**) .............        0.89 times        0.90 times

     LIQUIDITY:
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.23 times        1.15 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.06 times        0.96 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.65 times        0.76 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       45.40%            53.51%

     CASH FLOW:
21   CASH FLOW FROM NET INCOME TO NET SALES ..........        7.28%            -0.71%
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -28.38%           -16.18%
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -9.51 times       -3.18 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................       88.12%            21.77%
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................       11.88%            78.23%
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       25.04%            30.65%

(**)IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT
                                 Final Printing

  REF                                                         QUARTER OF PRESENT                          QUARTER OF PREVIOUS
D                                                               FINANCIAL YEAR                               FINANCIAL YEAR
                              CONCEPTS                                Amount                                       Amount
------------------------------------------------------------------------------------------------------------------------------------

1         BASIC PROFIT PER ORDINARY SHARE (**) ............      $       0.05                              $       -1.63
2         BASIC PROFIT PER PREFERENT SHARE (**) ...........      $       0.00                              $        0.00
3         DILUTED PROFIT PER ORDINARY SHARE (**) ..........      $       0.00                              $        0.00
4         CONTINUOUS OPERATING PROFIT PER COMUN
          SHARE(**) .......................................      $       0.08                              $       -1.69
5         EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**) ......      $       0.00                              $        0.00
6         EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**) ......      $       0.00                              $        0.00
7         EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**) ......      $       0.00                              $        0.00
8         CARRYING VALUE PER SHARE ........................      $       2.97                              $        3.02
9         CASH DIVIDEND ACUMULATED PER SHARE ..............      $       0.00                              $        0.00
10        DIVIDEND IN SHARES PER SHARE ....................              0.00   shares                              0.00   shares
11        MARKET PRICE TO CARRYING VALUE ..................              1.45   times                               0.89   times
12        MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**) ......................................             86.00   times                              -1.65   times
13        MARKET PRICE TO BASIC PROFIT PER PREFERENT
          SHARE (**) ......................................              0.00   times                               0.00   times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
                              (Thousands of Pesos)
                                 Final Printing

REF                                                               QUARTER OF PRESENT                 QUARTER OF PREVIOUS
C                                                                     FINANCIAL YEAR                    FINANCIAL YEAR
                    CONCEPTS                                                Amount                              Amount
-------------------------------------------------------------------------------------------------------------------------

1         CONSOLIDATED NET INCOME ...........................                155,781                          -1,147,146
2         +(-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING CASH ................................                797,806                           1,077,183
3         CASH FLOW FROM NET INCOME OF THE YEAR .............                953,587                             -69,963
4         CASH FLOW FROM CHANGE IN WORKING CAPITAL ..........             -3,716,970                          -1,601,961
5         CASH GENERATED (USED) IN OPERATING ACTIVITIES .....             -2,763,383                          -1,671,924
6         CASH FLOW FROM EXTERNAL FINANCING .................              2,803,345                             583,578
7         CASH FLOW FROM INTERNAL FINANCING .................                378,066                           2,097,128
8         CASH FLOW GENERATED (USED) BY FINANCING ...........              3,181,411                           2,680,706
9         CASH FLOW GENERATED (USED) IN INVESTMENT
          ACTIVITIES ........................................               -766,721                            -381,374
10        NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS .......................................               -348,693                             627,408
11        CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD ...............................              3,888,400                           3,260,993
12        CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD .........................................              3,539,707                           3,888,401

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

  REF                    CONCEPTS                                 QUARTER OF PRESENT                   QUARTER OF PREVIOUS
C                                                                    FINANCIAL YEAR                         FINANCIAL YEAR
                                                                            Amount                                Amount
---------------------------------------------------------------------------------------------------------------------------

2         + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
                 USING CASH ......................................           797,806                           1,077,183
13              DEPRECIATION AND AMORTIZATION FOR THE YEAR .......           922,301                             571,585
14        + (-) NET INCREASE (DECREASE) IN  PENSIONS FUND
                 AND SENIORITY PREMIUMS ..........................          -190,585                             100,341
15        + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE ..............          -194,409                            -338,470
16        + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
                ACTUALIZATION ....................................                 0                                   0
17        + (-) OTHER ITEMS ......................................           260,499                             743,727
40        + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO
                 WITH EBITDA .....................................                 0                                   0

4         CASH FLOW FROM CHANGE IN WORKING CAPITAL ...............        -3,716,970                          -1,601,961
18        + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE ........        -4,220,611                            -944,495
19        + (-) DECREASE (INCREASE)  IN INVENTORIES ..............          -120,833                             195,778
20        + (-) DECREASE (INCREASE)  IN OTHER ACCOUNT
                 RECEIVABLE ......................................        -1,233,538                            -122,750
21        + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..........           534,124                              20,715
22        + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .........         1,323,888                            -751,209

6         CASH FLOW FROM EXTERNAL FINANCING ......................         2,803,345                             583,578
23        + SHORT-TERM BANK AND STOCK MARKET FINANCING ...........           809,240                              51,148
24        + LONG-TERM BANK AND STOCK MARKET FINANCING ............         3,960,408                             943,375
25        + DIVIDEND RECEIVED ....................................                 0                                   0
26        + OTHER FINANCING ......................................           -10,379                             402,186
27        (-) BANK FINANCING AMORTIZATION ........................          -863,331                            -785,182
28        (-) STOCK MARKET AMORTIZATION ..........................        -1,092,593                             -27,949
29        (-) OTHER FINANCING AMORTIZATION .......................                 0                                   0

7         CASH FLOW FROM INTERNAL FINANCING ......................           378,066                           2,097,128
30        + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ............           381,706                           2,097,127
31        (-) DIVIDENS PAID ......................................            -3,640                                   0
32        + PREMIUM ON SALE OF SHARES ............................                 0                                   0
33        + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ............                 0                                   1

9         CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
          ACTIVITIES .............................................          -766,721                            -381,374
34        + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
                OF A PERMANENT NATURE ............................           -58,151                             -77,391
35        (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPM ..........          -192,000                            -116,893
36        (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ..............                 0                                   0
37        + SALE OF OTHER PERMANENT INVESTMENTS ..................           324,863                             192,324
38        + SALE OF TANGIBLE FIXED ASSETS ........................            45,058                             128,756
39        + (-) OTHER ITEMS ......................................          -886,491                            -508,170